UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 9 January 2024, London UK

GSK enters agreement to acquire Aiolos Bio

●      Acquisition expands GSK's respiratory pipeline adding AIO-001, a phase II-ready, long-acting antibody targeting the clinically validated TSLP pathway
●      AIO-001 could redefine the standard-of-care with dosing every six months
●      AIO-001 has potential to expand GSK's respiratory biologics portfolio to reach a broader portion of asthma patients

GSK plc (LSE/NYSE: GSK) and Aiolos Bio, Inc. (Aiolos) today announced that they have entered into an agreement under which GSK will acquire Aiolos, a clinical-stage biopharmaceutical company focused on addressing the unmet treatment needs of patients with certain respiratory and inflammatory conditions, for a $1 billion upfront payment and up to $400 million in certain success-based regulatory milestone payments.

The acquisition provides GSK with access to Aiolos' AIO-001, a potentially best-in-class, long-acting anti-thymic stromal lymphopoietin (TSLP) monoclonal antibody ready to enter phase II clinical development for the treatment of adult patients with asthma, with potential for additional indications including chronic rhinosinusitis with nasal polyps. AIO-001 was exclusively licensed to Aiolos outside of Greater China by Jiangsu Hengrui Pharmaceuticals Co., Ltd. (Hengrui).

Tony Wood, Chief Scientific Officer, GSK, said: "We have a proud heritage and deep development expertise in respiratory medicines, especially addressing diseases driven by IL-5 with high levels of eosinophils or high T2 inflammation. Adding AIO-001, a potentially best-in-class medicine targeting the TSLP pathway, could expand the reach of our current respiratory biologics portfolio, including to the 40% of severe asthma patients with low T2 inflammation where treatment options are still needed."1

Targeting the TSLP pathway addresses a key driver of the inflammatory response in major allergic and inflammatory diseases. TSLP is a clinically validated target in the treatment of asthma regardless of biomarker status. Early studies of AIO-001 have shown initial safety, tolerability, pharmacokinetics, and biological activity in healthy volunteers and asthma patients. Additionally, AIO-001 has potential to be administered every six months due to its enhanced potency and half-life extension technology, which could redefine the standard-of-care.

GSK has an industry-leading portfolio of marketed and investigational medicines to address a range of respiratory diseases, including biologics aimed at treating the subset of asthma patients with high levels of eosinophils or high T2 inflammation. With AIO-001, GSK's respiratory portfolio could provide the option of a biologic to a broader portion of the 315 million patients living with asthma regardless of biomarker status and including those with low T2 inflammation.2

Khurem Farooq, Chief Executive Officer, Aiolos Bio, said: "We believe that this transaction speaks to the high potential of our long-acting anti-TSLP monoclonal antibody, AIO-001. By uniting with GSK, a leader with decades of experience developing respiratory therapies and a shared commitment to improving patient lives, we're confident that we can rapidly advance this therapy in the hopes of significantly reducing the treatment burden for patients."

Financial considerations
Under the terms of the agreement, GSK will pay a $1 billion upfront payment and up to $400 million in certain success-based regulatory milestone payments. In addition, GSK will also be responsible for success-based milestone payments as well as tiered royalties owed to Hengrui.

This transaction is subject to customary conditions, including applicable regulatory agency clearances under the Hart-Scott-Rodino Act in the US.

About Aiolos Bio
Founded in 2023, Aiolos Bio is a San Francisco, USA and London, UK-based clinical-stage, private, biopharmaceutical company dedicated to revolutionising the treatment landscape for respiratory disease.

About AIO-001
AIO-001 is a novel monoclonal antibody with potential for longer dosing intervals, such as every 6 months, due to its half-life extension and differentiated potency. AIO-001 binds to the human thymic stromal lymphopoietin (TSLP) ligand to inhibit TSLP signalling. TSLP has a validated, central role in driving inflammation, including in asthma.

About GSK in respiratory
 For more than 50 years, GSK has led the way in developing medicines that advance the management of respiratory conditions, from introducing the world's first selective short-acting beta agonist in 1969 to launching 13 respiratory medicines and six vaccines to create today's industry-leading respiratory portfolio. We are investing in innovative science to transform patient outcomes in existing and new respiratory disease areas and are pushing the frontiers of respiratory science to improve the lives of millions of patients living with respiratory conditions.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, and Q3 Results for 2023.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References
1 Frank C. Albers , Hana Müllerová , Necdet B. Gunsoy , Ji-Yeon Shin , Linda M. Nelsen , Eric S. Bradford , Sarah M. Cockle & Robert Y. Suruki (2018) Biologic treatment eligibility for real-world patients with severe asthma: The IDEAL study, Journal of Asthma, 55:2, 152-160.
2 To T, Stanojevic S, Moores G, Gershon AS, Bateman ED, Cruz AA, et al. . Global asthma prevalence in adults: findings from the cross-sectional world health survey. BMC Public Health (2012) 12:204.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: January 09, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc